SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Destination Maternity Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
25065D100
(CUSIP Number)
Nathan G. Miller
347 Lukes Wood Road
New Canaan, CT 06840
(917) 826-0482

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065D100

1	NAME OF REPORTING PERSON Nathan G. Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,136,727
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,136,727
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,727
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*
The percentage calculations herein are based upon an aggregate of 15,004,667 shares of common stock, par value $0.01 per share, of Destination Maternity Corporation, outstanding as of April 20, 2018, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 23, 2018.

CUSIP No. 25065D100

1	NAME OF REPORTING PERSON Peter O’Malley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,106
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,106
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,106
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*
The percentage calculations herein are based upon an aggregate of 15,004,667 shares of common stock, par value $0.01 per share, of Destination Maternity Corporation, outstanding as of April 20, 2018, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 23, 2018.

This amendment No. 10 to Schedule 13D (this “Amendment No. 10”) relates to the Schedule 13D filed on December 26, 2017 (as amended and supplemented through the date of this Amendment No. 10, the “Schedule 13D”) by (i) Nathan G. Miller, a citizen of the United States of America, and (ii) Peter O’Malley, a citizen of the United States of America, relating to the common stock, par value $0.01 per share (the “DM Common Stock”), of Destination Maternity Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D.
Except as specifically amended by this Amendment No. 10, the Schedule 13D is unchanged.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:
Following the conclusion of the 2018 Annual Meeting, Mr. Miller and Mr. O’Malley entered into the Termination of Joint Filing Agreement, dated May 31, 2018, a copy of which is attached as Exhibit F hereto and incorporated herein by reference, pursuant to which that certain Joint Filing Agreement, dated March 26, 2018, was terminated. Accordingly, Mr. Miller and Mr. O’Malley are no longer deemed to be a “group” for purposes of Section 13(d) (3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder and Mr. O’Malley shall cease to be a Reporting Person immediately after the filing of this Amendment No. 10. Mr. Miller will continue filing statements on Schedule 13D with respect to Mr. Miller’s beneficial ownership of securities of the Issuer to the extent required by applicable law.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
The information set forth in Item 2 is incorporated by reference in this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
The information set forth in Item 2 is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement by and among the Reporting Persons, dated March 26, 2018*
Exhibit B Exhibit C Exhibit D Exhibit E Exhibit F	Letter, dated March 30, 2018* Letter, dated April 16, 2018* Letter, dated April 24, 2018* Letter, dated April 26, 2018* Termination of Joint Filing Agreement, dated May 31, 2018

*Previously filed

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 31, 2018
By:	/s/ Nathan G. Miller
Nathan G. Miller

By:	/s/ Peter O’Malley
Peter O’Malley

INDEX TO EXHIBITS

Exhibit	Description
Exhibit A	Joint Filing Agreement by and among the Reporting Persons, dated March 26, 2018*
Exhibit B	Letter, dated March 30, 2018*
Exhibit C	Letter, dated April 16, 2018*
Exhibit D	Letter, dated April 24, 2018*
Exhibit E	Letter, dated April 26, 2018*
Exhibit F	Termination of Joint Filing Agreement, dated May 31, 2018

*Previously filed